Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Script of Lumentum Holdings Inc. Earnings Call and excerpts from edited transcript of Lumentum’s earnings call held on May 2, 2018

Script:

Chris Coldren - Lumentum Holdings Inc. - Vice President-Strategy & Corporate Development

Thank you, Kelly. Welcome to Lumentum’s third quarter fiscal 2018 earnings call. This is Chris Coldren, Vice President of Strategy and Corporate Development. Joining me on today’s call are Alan Lowe, President and Chief Executive Officer; and Aaron Tachibana, Chief Financial Officer.

This call will include forward-looking statements, including statements regarding the markets in which we operate, including potential market sizes, trends and expectations for products and technology, purchasing trends and demand for our products, Lumentum’s expected financial performance, expenses, and position in the market as well as statements regarding our pending acquisition of Oclaro.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from our current expectations.

We encourage you to review our most recent filings with the SEC, particularly the risk factors described in our 10-Q filing for our third quarter ended March 31, 2018, that we expect will be on file with the SEC later today.

The forward-looking statements we provide during this call, including projections for future performance, are based on our reasonable beliefs and expectations as of today. Lumentum undertakes no obligations to update these statements except as required by applicable law.

Please also note, unless otherwise stated, all results and projections are non-GAAP. Non-GAAP financials should not be considered as a substitute for or superior to financials prepared in accordance with GAAP. Our press release with our third quarter fiscal 2018 results is available on our website, www.lumentum.com, under the Investors section, and includes additional details about our non-GAAP financial measures and reconciliation between our GAAP and non-GAAP results.

Our website also has our latest SEC filings, which we encourage you to review, and supplementary slides relating to today’s earnings release. A recording of today’s call will be available by 11:30 a.m. Pacific Time, on our website.

Before turning the call over to Alan, we had some additional comments relating to the pending acquisition of Oclaro. Today’s call is neither an offering of securities nor solicitation of a proxy vote in connection with our announced transaction with Oclaro. The information discussed today is qualified in its entirety by the proxy statement/prospectus that Lumentum will file with the SEC in connection with our proposed transaction.

The information in the preliminary proxy statement/prospectus may not be complete and may be subject to change. Lumentum may not sell the common stock referenced in the proxy statement prospectus until the registration statement on Form S-4 that we filed with the SEC becomes effective. We encourage security holders to read the definitive proxy statement/prospectus and other documents filed with the SEC carefully when they become available because they will contain important information about the proposed transactions.

Further, on the pending Oclaro transaction, last month the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

This transaction is still subject to antitrust regulatory approval in China as well as the vote of Oclaro stockholders and certain other closing conditions. We continue to work with Oclaro on this pending transaction.

During the Q&A session, please keep in mind that the focus of this call is our earnings report and guidance and we will not be sharing incremental information relating to our pending acquisition of Oclaro.

Now, I would like to turn the call over to Alan for his comments and third quarter business highlights.

Alan Lowe – Lumentum Holdings Inc. - President and Chief Executive Officer

Thank you, Chris and good morning everyone. Strong demand drove telecom, datacom and lasers revenue up in the third quarter. Global markets in which Lumentum participates had fundamentally robust long-term trends.

Every day the world is reliant on ever-increasing amounts of data flowing through the world’s optical networks and data centers. New networks and data centers need to be built to satisfy the insatiable demand for data. Globally, regardless of who is supplying the optical network and equipment or who is deploying the network, the types of products and technologies Lumentum supplies are essential.

Higher levels of precision, new material, factory and energy efficiency are all increasingly important to manufacturers around the world. To address these trends, suppliers of manufacturing tools globally are turning more and more to laser-based approaches and the types of lasers Lumentum supplies.

Laser based 3D sensing is a rapidly developing market. The technology enables computer vision applications that enhance security, safety and new functionality and the electronic devices that people rely on every day.

Lumentum’s strategy is to leverage our photonic technologies across all of these growing markets, invest in and quickly ramp the best products, and focus on close relationships with market-leading customers, helping them to win.

This strategy is succeeding. In the third quarter, our commercial laser segment achieved new record revenues driven by strong demand from customers in both micro and macro material processing markets. Lasers growth margin at 48.4% improved sequentially due to higher volumes and the mix of products.

I am proud of the Lumentum team’s whose execution on ramping capacity enabled the strong 18% sequential growth and the large sequential gross margin improvement in the quarter. We expect continued strength in our lasers business as we ramp our newest fiber laser products to meet strong customer demand.

Later this calendar year, we will be introducing a full turnkey fiber laser system to broaden our fiber laser customer base and further accelerate growth. Our industrial diode laser product line, which is primarily driven by customers building their own fiber lasers, also delivered continued strong results.

Growth in this business was limited by production capacity. The combination of external customer demand and internal demand for use in our own fiber laser outstripped our ability to supply in the third quarter.

We are expanding capacity in these product lines to enable higher external sales as well as increased supply into our own fiber lasers. All these capacity additions are in our own factory in Thailand, which started shipping qualified, industrial diode laser products in April.

As expected, our third quarter 3D sensing revenues declined substantially, driven by customer seasonality. This seasonality is continuing into the fourth quarter, but we expect volume will ramp up again in the first half of fiscal 2019.

Third quarter revenues contained modest contributions from android customers including those purchasing our latest high-performance edge-emitting lasers. As previously highlighted, these customers are expected to drive far more business in the future, as we look to our fiscal 2019 and beyond.

Between these customers, and numerous additional customer engagements under way, we expect we will broaden our customer and product mix overtime. With our proven manufacturing scalability, proven field reliability and new product pipeline, we believe, we are well positioned to be the partner of choice for 3D sensing customers around the world in fiscal 2019 and over the long run.

Turning to our Optical Communications business. Third quarter demand was strong which drove an 11% quarter-on-quarter revenue growth in telecom. We had notably strong growth on sales which grew 27% sequentially. We shipped record levels of our newest TrueFlex ROADM products.

ROADM shipments were limited by production capacity in the quarter. Telecom pump laser sales continue to be strong, but quarter-on-quarter growth was also limited by capacity. The strong ROADM line part sales are internal need for pumps further exacerbated pump capacity limitations.

We are expanding pump laser and ROADM capacity to meet customer demand which we expect to remain strong. Telecom transmission and Datacom revenues also grew sequentially after having had a few slow quarters.

However, margins and Datacom remain challenging, because market prices for sales into the hyperscale datacenter space have been declining faster than we have been able to reduce the cost of our products.

As I have highlighted on prior calls, later this calendar year, we are planning to introduce a significantly cost reduced transceiver targeting the hyper scale data center market to increase our competitiveness and margins.

In March, we were at the OFC trade show and had several product demonstrations that received a lot of attention from customers, industry media and analysts. I’d like to highlight two of these for you. First, we had a live demonstration of our next-generation 400G Datacom transceivers and the two main form factors of interest to customers - OFSP and QSFP-DD. This demonstration included a single wavelength 100G transceiver also utilizing PAM4 modulation and our high performance EML chips. Second, we showed our new TrueFlex Nano ROADM product which won the best optical subsystem award from Lightweight Innovations reviews.

This disrupted an extremely compact product, enabled the use of Flexible Spectrum ROADMs and new applications, and expanded the market for our leading TrueFlex ROADMs. Production shipments of this product began in the third quarter.

The final third quarter highlight I’d like to discuss is our announcement of entering into an agreement to acquire Oclaro. I believe this is not only a major milestone for Lumentum, but for the entire optical industry. One of the key motivations in Lumentum becoming a standalone company in 2015 was to be able to engage in major M&A transactions that would accelerate our strategy and industry roadmaps.

Earlier in my remarks, I highlighted significant long-term trends to make markets — the markets in which we participate increasingly dependent upon our photonic solutions. These trends along with our investments in new products and technologies and intimate relationships with industry-leading customers create strong long-term growth opportunities for us here at Lumentum.

We have a lot going on and it is a very, very exciting time at Lumentum. I will now hand it over to Aaron for more details on our financial results and our guidance for our fourth quarter of fiscal 2018.

Aaron Tachibana – Lumentum Holdings Inc. - Chief Financial Officer

Thank you, Alan. Net revenue for the third fiscal quarter was $298.8 million, which decreased 26.1% sequentially and increased 16.8% compared with the same period last year. The sequential decline was driven by the expected reduction of our 3D sensing product revenue, partially offset by an increase in telecom, datacom, and commercial laser product revenues.

GAAP gross margin for the third quarter was 32.5% and included a $3.5 million inventory reserve related to ZTE. Our revenue from ZTE during the last 12 months was less than half a percent of total revenues.

GAAP operating margin was 8.5% and GAAP diluted net income per share was $0.04. Our third quarter non-GAAP gross margin was 36.3% which decreased 8.6 percentage points sequentially and increased 1.9 percentage points compared with the same period last year.

Non-GAAP operating income was $49.4 million and operating margin for the third quarter was 16.5% and decreased 11.8 percentage points sequentially. The decrease in operating margin was primarily due to the 8.6 percentage point decrease in gross margin from the change in mix and lower volumes.

Non-GAAP net income was $50.6 million for the third quarter. Non-GAAP earnings per share was $0.78 based on a fully diluted share count of $64.8 million and included $2 million of interest income and a $800,000 tax expense.

Now for some additional detail. Optical communications revenue including 3D sensing was $246.3 million, a decrease of 32% sequentially and an increase of 14% compared with the same period last year.

Telecom revenue at $122.6 million increased 11% sequentially and decreased 25% compared with the same period last year. Our industry leading ROADMs increased 27% quarter-on-quarter. Datacom was $36.3 million and increased 6% sequentially and declined 7% compared with the same period last year.

Consumer and industrial revenue at $87.4 million decreased 59% sequentially and increased more than 600% compared with the same period last year due to 3D sensing revenue volumes.

Optical communications gross margin at 33.7% decreased 11.3 percentage points sequentially due to the mix of products and lower revenue volume. During the quarter, optical communications gross margin was diluted by lower margin datacom products and startup expenses related to our Thailand manufacturing operations.

Commercial laser revenue was a record high at $52.5 million and increased 18% sequentially and 32% compared with the same period last year. The increase in volume was from both micro-machining and kilowatt laser products.

Third quarter commercial lasers gross margin was 48.4% and increased 3.7 percentage points sequentially. Operating expenses totaled $59.1 million or 19.8% of revenue compared with $67.2 million or 16.6% of revenue for last quarter.

R&D expense was $35 million and SG&A expense was $24.1 million. We exited the third quarter with cash and short-term investments of $692.8 million, which increased $68 million sequentially.

During the last two quarters, we have generated over $160 million of cash representing 22.8% of revenue. Capital equipment additions were approximately $17 million in Q3.

Now onto our guidance for the fourth quarter of fiscal 2018, noting again that all projections are on a non-GAAP basis. We project net revenue for the fourth quarter to be in the range of $275 million to $300 million with operating margin in the range of 14% to 16% and earnings per share to be in the range of $0.55 to $0.75.

Now, I will turn the call back over to Chris to begin the Q&A session.

Chris Coldren

Thank you Aaron. Before starting the Q&A session, I would like to remind everyone of the earlier comments relating to the pending Oclaro acquisition. We will not be adding anything further on this matter than we had in our prepared remarks and all questions about the pending acquisition will receive such a response.

As usual, I would like to ask everyone to limit discussion to one question and one follow-up. Kelly, let’s begin the question and answer session.

Question-and-Answers

Alex Henderson – Analyst - Needham & Company

Great. So I’d love to ask question about Oclaro, no I was just kidding. So I was hoping you could give us a little bit of color on what you’re seeing in China, whether — and specifically whether you think there’s any change of behavior as a result of the Commerce Department actions against ZTE and Huawei and along those lines, are you seeing acceleration in the ROADM demand particularly in China or is that broadly globally, can you give us any color on those two elements? I assume by the way the – you’ve read the street reading on Huawei that says suggest that most of the people on the street think that that will not come to a blockage, just would you agree with that?

Alan Lowe

Well I’m not going to speculate on what the U.S. government and China relations are going to do over time, but I can tell you the behavior that we have seen has been no change in overall demand pictures from China. I’d say that the strength in ROADMs was primarily outside of China although I’d say that the growth in Q3 in China was modest. I’d say that the forward-looking demand for us and backlog looks to be growth across the globe, including China. So, I think what we’ve always been saying is that you know the ROADM deployment in China as well as America continues to look very strong and strong for quite some time. So really no change in behavior so far.

…

James Kisner – Analyst - Loop Capital

Thank you. So, I know you said, you wouldn’t talk about the Oclaro acquisition. Why don’t you just answer a factual question? Can you clarify does MOFCOM have to approve this deal. Can you give us any thoughts there? And just on 3D sensing I’m just wondering do you have sense of visibility for the inventory levels that your customer, I mean, obviously in demand for some key models that use 3D sensing was very low and you start shipping a pretty decent sized number of why its versus looks like in the March quarter. I mean do you feel confident that you’re shipping and demand, I guess netting for all the yield issue at the module level or perhaps inventory building for now? Thanks.

Chris Coldren

Hey, Jim, this is Chris. I’ll handle the first question. So, in our prepared remarks we highlighted that transaction is subject to China antitrust review, but beyond that we’re not going to add any additional color. I’ll hand it to Alan on the 3D sensing question.

Alan Lowe

Yes. Our customers don’t share a lot and they ask us not to a share a lot with respect to inventory and demand. So I prefer not to comment.

…

Mitch Nordon – Analyst - B. Riley & Co

Yes. Hi, good afternoon or good morning. Thanks very much for the call. Just with regard to two things, ZTE what’s your view there? You took a small reserve in the quarter, going forward how are you viewing that? And secondly, with regard to that side of the merger proxy, but we haven’t seen that yet, its been about a month and a half. When might we get a look at that?

Aaron Tachibana

This is Aaron. In terms of impact of ZTE on the Lumentum business and that’s what we can comment on. Like I had mentioned in the prepared remarks, the business with ZTE, has been, looking backward the last 12 months, less than a half of percent of total revenue, so the impact is minimal for us. We did take a charge of $3.5 million for an inventory reserve primarily because of the ban not being able to ship to ZTE. The inventory is going to be excess and potentially obsolete. We can’t reconfigure that or use it for any other customer, so we’ve written it down.

Chris Coldren

Yes. And this is Chris. On the comment on the filing of the S-4, yes we will file an S-4. We’re not going to comment on any timing at this point in time.

Mitch Nordon

And just curious, I mean, you’re talking about this transaction being a major milestone for you, yet you seem hesitant to talk about the transaction and it appears to be a compelling transaction. Can you speak to – is this related to the ZTE news or why not tout the benefits that you touted back on March 12?

Chris Coldren

I don’t think we’re not touting the benefits of March 12. You’re asking procedural questions about a transaction which we don’t have information to share at this point in time.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Lumentum’s expectations, strategy, plans or intentions. Lumentum’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the Oclaro transaction does not close, due to the failure of one or more conditions to closing or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental or Oclaro stockholder approvals of the merger (including U.S. or China antitrust approvals) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended July 1, 2017, which was filed with the SEC on August 29, 2017, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 2, 2018 and those discussed under the caption “Risk Factors” in the S-4 to be filed by Lumentum with the SEC at a future date in connection with the Oclaro transaction and in the documents which are incorporated by reference therein. The forward-looking statements in this communication are based on information available to Lumentum as of the date hereof, and Lumentum disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication references a proposed business combination involving Lumentum Holdings Inc. and Oclaro, Inc. In connection with the proposed transaction, Lumentum will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Oclaro and that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of Oclaro.

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

Participants in the Merger Solicitation

Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.